Exhibit 99.1

BIT Mining Completes Formal SAIC Registration of the Disposal of the VIE Subsidiaries

HONG KONG, February 18, 2022 – BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or the “Company”), a leading technology-driven cryptocurrency mining company, announced today that it has completed the formal SAIC registration of the disposal of the subsidiaries under its former variable interest entity (“VIE”) structure.

BIT Mining disposed of its consolidated affiliated subsidiaries under its former VIE structure (the "VIE subsidiaries”) in July 2021. Such VIE subsidiaries have been deconsolidated and their financial results are no longer included in the Company's consolidated financial statements, beginning in the third quarter of 2021.

About BIT Mining Limited

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, and data center operation. The Company owns the world's top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETH and LTC. The Company has also entered into a definitive agreement to acquire a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, to complete the Company's vertical integration with its supply chain, increase its self-sufficiency and strengthen its competitive position.

For more information:

BIT Mining Limited

ir@btcm.group

Ir.btcm.group

www.btcm.group

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com